Joseph J. Tomasek, Esq.
75 North Bridge Street
Somerville, New Jersey 08876

September 14, 2007

VIA EDGAR, OVERNIGHT DELIVERY AND TELECOPY
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, NE
Washington, DC 20005

Attention: Mark P. Shuman
Branch Chief-Legal

Re: Magnitude Information Systems, Inc.
   Post-Effective Amendment No. 3 to Registration Statement on
   Form SB-2
   Filed on September 11, 2007
   File No. 333-138961

Dear Mr. Shuman:

On behalf of Magnitude Information Systems, Inc. (the “Company”), we are filing via EDGAR today Post-Effective Amendment No. 4 to the Company’s registration statements on Form SB-2, employing a Rule 429 combination prospectus (the “Post Effective Amendment”). The Post Effective Amendment contains the disclosure of the securities issued by the Company in connection with its acquisition of Kiwibox Media, Inc. on August 16, 2007, responsive to the telephone conference with the Staff on September 13, 2007. For the convenience of the Staff’s review, we are mailing three (3) paper copies of the Post Effective Amendment, marked to show the disclosure of the securities issued at the August 16, 2007 closing of the Kiwibox transaction. Please note the Company’s following disclosure of the securities issuances contained in the Post Effective Amendment:

Issuance of Securities in Connection with the Acquisition of Kiwibox Media, Inc. on August 16, 2007

On August 16, 2007, Magnitude Information Systems, Inc. closed on its acquisition of Kiwibox Media, Inc. through a reverse merger between Kiwibox and its wholly owned acquisition subsidiary. As a result of the merger, Kiwibox became the wholly owned subsidiary of Magnitude. At the closing, Magnitude issued an aggregate 30 million restricted common shares and an aggregate 43,610 shares of its Senior Convertible Series G Preferred stock to the three Kiwibox shareholders. The 43,610 Series G Preferred Shares issued to the Kiwibox principals at closing have an aggregate conversion value of $500,000 (the "Conversion Value"), which $500,000 Conversion Value is convertible into Company common shares by dividing it by the "Market Price" of the Company's common stock during the twenty (20) successive trading days immediately preceding the second anniversary of the agreement. In connection with the employment agreements given to the three Kiwibox principals at closing, the Company issued to each a stock option to purchase up to 7,500,000 shares of our common stock at an exercise price of $.05 per share which shall vest and be exercisable by the Kiwibox Shareholders, 50% on the first anniversary date of the Closing, 25% 18 months after the Closing and 25% on the second anniversary of the Closing. Each Kiwibox principal also received a performance stock option pursuant to the terms of their employment agreements to purchase up to an additional 3,000,000 shares of our common stock, 1,500,000 of which options shall vest and be exercisable by the Kiwibox principals after the first anniversary date of the Closing if the Kiwi Business has received no less than an average 215,000 Unique Visitors during either the 10th, 11th or 12th month of the first year of the term or achieved $316,000 in gross revenues during the first year, and the balance, and 1,500,000 options shall vest and be exercisable by the Kiwibox Shareholders after the second anniversary date of the Closing if the Kiwi Business has received at least an average 550,000 Unique Visitors during either the 22nd, 23rd or 24th month of the second year of the term or achieved $1,961,000 in gross revenues during the second year of the agreements. The exercise price for these stock options is $.05 per share.

In connection with the issuance of the above described unregistered securities, the Company relied upon the exemptions from the registration requirements of the Securities Act provided by Regulation D and Section 4(2) of the Securities Act: private sales of securities not involving a public offering. The three Kiwibox principals who received the unregistered securities were represented by counsel and financial advisors, performed due diligence on the Company's plan of operations and financial condition over an extended period of time; all of the subject securities issued bore restrictive legends, preventing their further sale or transfer other than pursuant to an effective registration statement under the Securities Act or pursuant to valid exemptions therefrom.

Very truly yours,
 /s/Josedph J. Tomasek
Joseph J. Tomasek, Esq.

cc: David L. Orlic, Commission Staff